Filed by First Citizens Bancshares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following is a story about the merger posted to the First Citizens BancShares intranet:
‘Greater Combined than Separate’

Our Chairman Frank Holding and Vice Chairman Hope Holding Bryant have historic news for us: We intend to merge with First Citizens Bank and Trust Company Inc., which we commonly refer to as First Citizens Bank of South Carolina (FCB-SC). The proposed merger — which aligns with our strategic plan — will enable us to become an even stronger, more efficient company that can offer greater value to a larger spectrum of customers. The merger will result in the largest family-controlled bank in the nation.

The boards of the two bank holding companies, our First Citizens BancShares and FCB-SC’s First Citizens Bancorporation, late today (Tuesday) approved a merger agreement (link to news release). Under it, South Carolina’s holding company will merge into ours and FCB-SC will merge into our Bank.

Under the plans, the transaction will close before the end of the year, pending shareholder and regulatory approvals. Once merged, we plan to convert FCB-SC’s systems to ours in the first or second quarter of 2015.

The merger will combine the two First Citizens, creating a significantly larger bank than we are currently. FCB-SC (link to FCB-SC profile story) is the largest South Carolina-headquartered bank by assets. It has about $8.5 billion in assets, about 1,800 employees and 176 branches in South Carolina — a market in which we don’t currently operate — and Georgia.

Why Merge and Why Now?

The proposed merger follows our strategic plan, said Holding. “In order to compete and continue to be successful, we must grow into a larger organization that operates more efficiently and effectively,” he said.

We are taking this step now mainly in response to changes in the marketplace, he said. The changing regulatory environment and the slow-growth economy are two key reasons. “These factors are driving us to seek greater scale,” he said. “Both banks have to satisfy numerous regulatory requirements and operate in this challenging economy with historically low interest rates. Instead of doing that separately, both banks’ management teams think that it makes sense to join forces.”

Jim Apple, chairman and CEO of First Citizens Bancorporation and FCB-SC, said the agreement makes compelling strategic sense. “The combined First Citizens Bank, with its robust product and service offerings and customer focus, will carry on a tradition of financial strength and growth,” he said.

Our relationship with FCB-SC dates back to the 1960s, and we have been providing it data and item processing and other IT services since the mid-1990s. The planned merger will enable us to better leverage the existing teamwork and capitalize on each other’s strengths.

It will also allow us to spread our operating expenses across a larger number of markets and eliminate duplicate product development costs. “Lower unit cost allows the combined company to be more competitive and better positioned to perform well financially,” Bryant said.

Customer Benefits

While they believe the proposed merger will bring a variety of benefits, both Bryant and Holding emphasized the greater value it will offer to both banks’ customers and prospects, including:

•	Increased convenience
•	Broader capacity to respond to needs
•	Comprehensive portfolio of products and services
•	More competitive pricing

Holding expects convenience and capacity to play a significant role especially for FCB-SC’s customers. “Instead of having branches and ATMs in just two states, those customers will have them in 16 more states and Washington, D.C.,” he summarized.

Great Cultural Fit

Bryant and Holding believe that our similar organization histories and cultures will play a positive role in the planned merger. The two banks share similar business philosophies. Like ours, FCB-SC’s financial success has been guided by principles of safety and soundness and the bank takes a long-term approach to conducting business. We both focus on the needs of each customer; emphasize service excellence; and value consistency, because it builds trust.

“It’s a great cultural fit for us,” Bryant said. “Also, the merger won’t change any of the core values both companies cherish. We’ll continue to make long-term decisions that are in the best interest of our customers, associates and shareholders. And we’ll continue our long histories of simply doing the right thing, regardless of what’s going on with the economy or our industry. Those are the crucial things that make us proud to work here and our customers proud to do business with us.”

Messages to Associates

With the merger pending, it might be easy to get distracted. But try to keep focusing on business at hand, serving our customers and prospects with the same level of professionalism and expertise they have come to expect from us, Bryant said.

Also, while the amount of work will be significant, Holding asked all of us to embrace the planned merger. “I’m very excited about the proposed merger and hope that associates in both banks agree with me that we’ll be a greater company combined than we are separate,” he said. “This is a big deal to both companies and our customers. We’re solidifying our place in the financial arena and strengthening a foundation for a very promising future.”

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Combined Bank

Once complete, the proposed merger will create the sixth largest bank headquartered in the Southeast by asset size. The combined bank will have more than 575 branches in 18 states and Washington, D.C., and an asset size of more than $30 billion.

But as Chairman Holding says in his new State of the Bank video (link to video), we must continue to operate as separate banks due to legal and regulatory reasons. Once the planned merger is finalized, we’ll become one bank.

While all of us probably have numerous questions about the merger and ongoing transition, please be aware that this is still early in the process. Once a combined leadership team has been named, it will begin to work together to make decisions.

In the meantime, to know what you should say to customers and others who might inquire about the proposed merger, check out these associate talking points (link to talking points). Also, visit the merger information special site (link to site), which includes initial Q&As, along with other information.

And as always, please feel free to submit questions to (link to intranet).

This story may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed  in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

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First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

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First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.